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                                                                   Exhibit 2(A)

                                                              December 19, 1994

Chambers Development Company, Inc.
10700 Frankstown Road
Pittsburgh, Pennsylvania   15235

     Attention: William Rodgers, Jr.

     Re: FINANCING PLAN PURSUANT TO AGREEMENT AND PLAN OF MERGER

Dear Bill:

     Pursuant to Section 7.7(d) of the Agreement and Plan of Merger (the "Merger Agreement"), dated November 28, 1994 to which USA Waste Services, Inc. ("USA Waste") and Chambers Development Company, Inc. ("Chambers") are parties, we have discussed with you a plan to address the following items:

       (i) the refinancing or rearrangement of a $7 million debt payment payable by Chambers in January 1995;

      (ii) the financing of a $25 million settlement payment payable by Chambers in or about March 1995; and

     (iii) the financing of a $45 million settlement payment payable by Chambers in or about March 1995.

     This letter constitutes the mutually acceptable plan for addressing the foregoing matters in accordance with the requirements of Section 7.7(d).

     1. $7 MILLION DEBT PAYMENT. It is hereby acknowledged that it is the understanding of the parties that the cash requirement with respect to this payment is actually $6.8 million. This payment shall be funded through the following two sources:
         (a) USA Waste shall accelerate payment of the outstanding principal amounts and accrued but unpaid interest under those two certain promissory notes dated October 1, 1993, payable by USA Waste to Chambers in the principal amounts of $1.0 million and $1.5 million, respectively, with such accelerated payment to be made on January 30, 1995; and

         (b) USA Waste, upon request by Chambers, will enter into a mutually acceptable letter of intent for the acquisition of one or more of those assets identified on Exhibit A hereto, the sale of which assets has heretofore been approved by the lenders under Chambers' bank facility and senior note agreements, and with respect to such letter of intent USA Waste shall make a $4.3 million payment to Chambers on January 30, 1995, with such payment representing a deposit to be applied to a purchase by USA Waste of such assets as are designated in the letter of intent (such deposit to be refunded in full if purchase is not consummated). The foregoing transaction shall be consummated on terms and conditions to be negotiated by USA Waste and Chambers and shall be subject to

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         the following conditions: (i) the asset purchase would be
         consummated pursuant to an asset purchase and sale agreement containing customary representations and warranties for transactions of such nature, and the closing of such transaction shall occur not less than 30 days following the termination of the Merger Agreement on a date selected by USA Waste, (ii) the value of the assets to be purchased would have a fair market value of not less than $4.3 million, as determined by independent appraisal, and
         (iii) on the date that the foregoing deposit is made by USA Waste, Chambers would use its best efforts to grant to USA Waste a first priority security interest in the assets identified as Exhibit A pending completion of the asset sale. In the event Chambers is unable to provide such security, interest it shall obtain the consent of its lending group to the acceptance of the deposit pending the consummation of the transaction.

     2. $25 MILLION SETTLEMENT PAYMENT. (a) USA Waste and Chambers hereby agree to enter into an agreement for the advance purchase of airspace rights by USA Waste at the Chambers sites located in Amelia County, Virginia, Charles City County, Virginia and Okeechobee County, Florida, in the approximate amounts of $8.0 million, $8.0 million and $9.0 million, respectively. USA Waste hereby agrees to make the aggregate advance purchase price payment in the amount of $25 million after Final Approval as defined in the Memorandum of Understanding referred to in paragraph 2 of Schedule 5.8 to the Merger Agreement.
              (b) The advance purchase price shall be applicable against disposal fees for municipal solid waste to be delivered by USA Waste or its assignees for disposal (and for such other types of waste upon terms and conditions as the parties may reasonably agree).

              (c) Chambers hereby agrees to maintain sufficient airspace at each of the respective sites to accept such delivery of municipal solid waste delivered. In the event that Chambers is ever unable to make available to USA Waste airspace for which USA Waste has prepaid but has not used, Chambers shall immediately an unconditionally refund the amounts prepaid for such unused airspace, plus USA Waste's out-of-pocket expenses associated with providing such prepayments and consummating the refund.

              (d) With respect to the pricing per ton for disposal of municipal solid waste under the advance purchase agreement, USA Waste and Chambers shall determine the rates applicable to disposal costs per ton at each respective site on the basis of 30% discount to current rates charged by Chambers at each such site.

              (e) For purposes of the foregoing disposal rate calculations, the current rate shall be calculated using the weighted average revenues per ton of municipal solid waste received by Chambers at such site for the month immediately preceding the month in which such deposits of waste are made, determined in accordance with the monthly operating reports of Chambers and subject to full verification by USA Waste.

              (f) USA Waste will have a period of ten (10) years to utilize the airspace acquired, but will be limited to the sale or use of no more than twenty percent (20%) of the initial airspace capacity acquired in any 12-month period. Further, in no event will USA Waste be allowed to use or sell more than 10 percent (10%) of the airspace acquired during the initial 120-day period following the advance payment.

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               (g) In the event that Chambers completes a refinancing of
         its current indebtedness under its bank credit facility, senior note agreements and amounts due under the Shareholder Litigation described above, or if a Termination Event (as defined in paragraph 5 below) should occur (i) USA Waste shall have an option within 15 days of such refinancing to require Chambers to repurchase the unused airspace in an amount equal to the amounts prepaid for such unused airspace, plus USA Waste's out-of-pocket expenses associated with providing such prepayments, and (ii) Chambers shall have the option within 15 days of such refinancing to require USA Waste to sell such unused airspace to Chambers for an amount equal to the amounts prepaid for such unused airspace, plus USA Waste's out-of-pocket expenses associated with providing such prepayments.

              (h) The right of USA Waste to use the prepaid airspace shall constitute an enforceable interest in the sites and shall be evidenced by an irrevocable license to enter upon and deposit municipal solid waste at such sites. USA Waste's rights with respect to the prepaid airspace shall be freely assignable by USA Waste. Upon the sale of disposition by Chambers of all or any substantial portion of its interest in any of the sites or upon the consummation of a merger, sale of substantial assets or other business combination involving Chambers and a third party other than USA Waste, Chambers shall immediately refund an amount equal to the amounts prepaid for such unused airspace, plus USA Waste's out-of-pocket expenses associated with providing such prepayments.

              (i) For purposes of this letter, USA Waste's out-of-pocket expenses shall include without limitation USA Waste's Cost of Capital as defined below, plus reasonable legal and other professional fees and related expenses associated with the transactions contemplated herein. USA Waste's Cost of Capital is defined as the prime lending rate, as such rate may vary from time to time, plus 3%.

     3. $45 MILLION SETTLEMENT PAYMENT. With respect to the financing of a $45 million settlement payment set forth in Section 7.7(d)(iii) of the Merger Agreement, the parties hereto agree as follows:

              (a) USA Waste and Chambers hereby agree to negotiate an agreement for the purchase by USA Waste from Chambers of an asset or group of assets or airspace rights mutually selected by USA Waste and Chambers and having a fair market value determined by independent appraisal of not less than $45 million.

              (b) In the event that Chambers completes a refinancing of its current indebtedness under its bank credit facility, senior note agreements and amounts due under the Memoranda of Understanding referred to in paragraphs 2 and 4 of Schedule 5.8 to the Merger Agreement, the foregoing obligation to consummate such purchase under subsection (a) shall lapse and be of no further force and effect.

     4. CONSENTS OF LENDERS. To the extent that any of the foregoing transactions and the application of the proceeds for the intended purposes require prior approval of Chambers' lenders under its bank credit facility and senior note agreements, or the prior approval of USA Wastes' lenders, each respective party shall obtain such consents prior to the consummation of such transactions, or shall otherwise provide evidence satisfactory that the particular transaction or application of proceeds


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         contemplated herein will not violate the terms of any loan agreements or other instruments binding upon the respective parties or their respective assets.

         5. TERMINATION. The obligation of USA Waste to consummate each of the financing transactions contemplated herein shall be subject to the prior financing transactions described herein having been completed and the proceeds having been applied as contemplated. In addition, the obligations of USA Waste with respect to the transactions contemplated herein shall terminate upon the occurrence of any of the following events (all of such events referred to herein as a "Termination Event"): (i) the Merger Agreement shall have been terminated by Chambers pursuant to Section 9.1(a)(iii) and the condition set forth in Section 8.2(a) shall have been satisfied; (ii) the Merger Agreement shall have been terminated by Chambers pursuant to Section 9.1(a)(v) or Section 9.1(a)(vi); (iii) the Merger Agreement shall have been terminated by USA Waste pursuant to Section 9.1(b)(iii) and the condition set forth in Section 8.3(a) shall not have been satisfied; (iv) the Merger Agreement shall have been terminated by USA Waste pursuant to Section 9.1(b)(iii) and Chambers shall have entered into a definitive agreement with any third party other than USA Waste with respect to a merger, sale of substantial assets or other business combination; or (v) the Merger Agreement shall have been terminated by USA Waste pursuant to Section 9.1(b)(iv).

     6. MISCELLANEOUS. This letter constitutes an agreement in principle and the obligations of the parties to fund pursuant to paragraphs 2 and 3 are subject to execution of the definitive agreements contemplated hereby with respect to the matters set forth herein and further constitutes the financing plan contemplated by the Merger Agreement. This agreement shall be further evidenced by definitive agreement documenting the respective obligations hereunder. Please indicate your acceptance by execution of a counterpart to this letter.

                                        Very truly yours,

                                        USA WASTE SERVICES, INC.


                                        By: /s/ Earl E. DeFrates
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                                        Name:   Earl E. DeFrates
                                             --------------------------

                                        Title:  Executive VP & CFO
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                                        CHAMBERS DEVELOPMENT COMPANY, INC.


                                        By: /s/ William Rodgers, Jr.
                                           -----------------------------

                                        Name:   William Rodgers, Jr.
                                             --------------------------

                                       Title:   Senior Vice President & CFO
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